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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING SA REPORTS FIRST QUARTER 2004 RESULTS

Net Revenues up by 22%
Station Operating Cash Flow improved by 212%
Adjusted EBITDA improved 10-fold

        LUXEMBOURG, May 5, 2004—SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three months ended March 31, 2004.

        Results, which are attached, are in thousands of euro (except share data) converted from local currencies. The following report should be read in conjunction with the accompanying financial statements. Financial highlights are as follows:

	Three months ended March 31,
	2003	2004	% change
	(unaudited)	(unaudited)
Net revenue	€115,650	€140,674	22%
Station operating cash flow(1)	2,583	8,050	212%
Adjusted EBITDA(2)	(516)	4,613	—
Operating loss	(6,251)	(2,522)	60%
Net loss	(8,657)	(3,906)	55%
Net loss per share	€(0.30)	€(0.13)	57%
Weighted average shares outstanding (000)	28,612	31,075
Cash used in operating activities	(829)	(11,411)
Station operating cash flow margin(3)	2.2%	5.7%
Adjusted EBITDA margin(3)	(0.4%)	3.3%

(1)
Station operating cash flow ("STOCF") is defined as operating income (loss) plus corporate expenses, non-cash compensation, depreciation and amortization expenses (see page 7).

(2)
Adjusted EBITDA is defined as operating income (loss) plus non-cash compensation, depreciation and amortization expenses (see page 8).

(3)
Station operating cash flow margin is STOCF expressed as a percentage of net revenue, and adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of net revenue.

        Commenting on the results, Markus Tellenbach, Chief Executive Officer of SBS, said: "SBS is off to a solid start in 2004. During the first quarter we recorded robust increases in station operating cash flow, adjusted EBITDA and a 55% reduction of our net loss over the first quarter of last year. Our television revenues once again outpaced our markets while we continue to improve the bottom line as we capitalize on our improving operating leverage.

        "Our station management teams are executing on our business plan as they drive ratings and revenue in their markets. As we expand our top line, we remain focused on controlling costs and enhancing our cash flow margins. Highlighted by strong local station brands, our pan-European footprint continues to provide a unique and efficient venue for advertisers. With a strong balance sheet and an improving advertising environment, we are on track to record significant increases in station operating cash flow and operating income for the year."

        We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the US ("US GAAP").

        Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in U.S. dollars and other currencies. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting balance sheet translation adjustments are recorded as other comprehensive income (loss) within shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

        In the discussions of the results for the three months ended March 31, 2004 compared to the three months ended March 31, 2003, we divide our operations into three segments:

  •
  "Television operations", which include: TVNorge (in Norway), Kanal 5 (in Sweden), TvDanmark and Kanal 5 (in Denmark) and jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium), SBS6, NET5 and Veronica (in The Netherlands) and jointly referred to as "our Dutch Television operations"; TV2, MTM-Produktion and Interaktive (in Hungary) and jointly referred to as "our Hungarian Television operations"; and other related operations that are not material.

  •
  "Radio operations", which include: The Voice, Pop FM and from September 2003 Radio 2 (in Denmark) and jointly referred to as "our Danish Radio operations"; The Voice in Stockholm, Radio City in Malmoe and Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm, and, from October 2003, Mix Megapol and Vinyl (in Sweden) and jointly referred to as "our Swedish Radio operations"; from September 2003, Radio 1 and The Voice (in Norway) and jointly referred to as "our Norwegian Radio operations"; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland) and jointly referred to as "our Finnish Radio operations"; and Lampsi FM (in Greece).

  •
  "Print operations", which include the Veronica Magazine and the Satellite Magazine in the Netherlands. We acquired these magazines on September 1, 2003, and accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

        Results from TVN and TVN7 in Poland (through December 2, 2003), prima TV in Romania and ATV in Austria (through December 4, 2003) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

        When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended March 31,
	2003	2004
Net revenue	100.0%	100.0%
Operating expenses:
Station operating expenses	78.2%	74.0%
Selling, general and administrative expenses	19.5%	20.3%
Corporate expenses	2.7%	2.4%
Non-cash compensation	—	0.6%
Depreciation and amortization	5.0%	4.5%

Three months ended March 31, 2004 compared to three months ended March 31, 2003

Net Revenue

        Net revenue increased €25.0 million, or 22%, from €115.7 million for the three months ended March 31, 2003 to €140.7 million for the three months ended March 31, 2004.

        The net revenues increased €7.3 million, or 7%, at our Television operations mainly due to increased net revenues of €3.0 million, or 27%, from VT4, and of €2.3 million, or 6%, at our Dutch Television operations, mainly due to increased viewing shares. Our Hungarian Television operations had increased net revenues of €1.4 million, or 10%, mainly due to an increase in the television advertising market. Kanal 5 had increased net revenues of €1.0 million, or 5%, due to an increase in non-advertising revenues. Our Danish Television operations had an increase in net revenues of €0.1 million, or 1%. TV Norge had decreased net revenues of €0.8 million, or 7%, mainly due to the weakening of the local currency against the euro. However, on a local currency basis, TV Norge had increased net revenues of 6%, in line with the estimated growth in the Norwegian television advertising market.

        Our Radio operations net revenues increased €3.1 million, or 36%, mainly due to revenues at the newly acquired operations. The increase in net revenues from acquired operations in Denmark was partly offset by a decrease in cable fees of €0.6 million compared to the three months ended March 31, 2003.

        Our newly acquired Print operations had net revenues of €14.6 million.

Station Operating Expenses

        Station operating expenses increased €13.6 million, or 15%, from €90.5 million for the three months ended March 31, 2003 to €104.1 million for the three months ended March 31, 2004, mainly due to expenses at the newly acquired operations. Station operating expenses expressed as a percentage of net revenues were 78.2% and 74.0% for the three months ended March 31, 2003 and 2004, respectively, reflecting our ability to increase our gross margin through strict cost control.

        The station operating expenses at our Television operations increased €2.0 million, or 2%, mainly due to increased programming expenses at our Dutch Television operations of €1.9 million. VT4, Kanal 5 and our Danish Television operations had increased station operating expenses of €0.6 million, €0.5 million and €0.3 million, respectively. Our Hungarian Television operations and TV Norge had decreased station operating expenses of €0.7 million and €0.3 million, respectively.

        Our Radio operations had increased station operating expenses of €2.9 million, or 77%, mainly due to expenses at the newly acquired operations.

        Our newly acquired Print operations had print and distribution expenses of €8.7 million.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €5.9 million, or 26%, from €22.6 million for the three months ended March 31, 2003 to €28.5 million for the three months ended March 31, 2004, mainly due to expenses at the newly acquired operations. Selling, general and administrative expenses expressed as a percentage of net revenues were 19.5% and 20.3% for the three months ended March 31, 2003 and 2004, respectively.

        Our Television operations had increased selling, general and administrative expenses of €0.7 million, or 4%, mainly due to increased marketing expenses at Kanal 5 and our Dutch Television operations.

        Our Radio operations had increased selling, general and administrative expenses of €2.9 million, or 72%, mainly due to expenses at the newly acquired operations.

        Our newly acquired Print operations had selling, general and administrative expenses of €2.3 million.

Corporate Expenses

        Corporate expenses increased €0.3 million from €3.1 million for the three months ended March 31, 2003 to €3.4 million for the three months ended March 31, 2004. Corporate expenses expressed as a percentage of net revenues were 2.7% and 2.4% for the three months ended March 31, 2003 and 2004, respectively.

Non-cash Compensation

        We recorded no non-cash compensation for the three months ended March 31, 2003. In the three months ended March 31, 2004 we recorded non-cash compensation of €0.8 million. The increase primarily relates to the impact of our increasing share price on options to purchase 466,667 shares of common stock previously granted to certain of our employees. These options are subject to variable accounting treatment, unlike the rest of our share incentives. Non-cash compensation expressed as a percentage of net revenues was 0.6% for the three months ended March 31, 2004.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased €0.6 million, or 11%, from €5.7 million for the three months ended March 31, 2003 to €6.3 million for the three months ended March 31, 2004, mainly due to depreciation and amortization expenses associated with our newly acquired operations. Depreciation and amortization expenses expressed as a percentage of net revenues were 5.0% and 4.5% for the three months ended March 31, 2003 and 2004, respectively.

Operating Loss

        Operating loss decreased €3.8 million, or 60%, from €6.3 million for the three months ended March 31, 2003 to €2.5 million for the three months ended March 31, 2004.

        Our Television operations improved operating performance by €5.7 million, from an operating loss of €3.3 million for the three months ended March 31, 2003 to an operating income of €2.4 million for the three months ended March 31, 2004. The improvement was mainly due to reduced operating losses at our Hungarian Television operations of €2.3 million, and improved operating performance at VT4 of €2.2 million.

        Our Radio operations had operating losses of €3.2 million for the three months ended March 31, 2004 compared to operating income of €0.2 million for the three months ended March 31, 2003, mainly due to operating losses at the newly acquired operations.

        Our Print operations had an operating income of €2.6 million.

Equity in Income (Loss) from Unconsolidated Subsidiaries

        Equity in income (loss) from unconsolidated subsidiaries decreased €1.1 million from an income of €0.5 million for the three months ended March 31, 2003 to a loss of €0.6 million for the three months ended March 31, 2004. The decrease was mainly attributable to the absence in 2004 of an income of €0.7 million related to our investment in TVN in Poland, which was sold in December 2003.

Net Interest Expense

        Net interest expense decreased €4.0 million, or 68%, from €5.9 million for the three months ended March 31, 2003 to €1.9 million for the three months ended March 31, 2004. The decrease was mainly due to reduced interest expense as a result of our redemption of the 7% Convertible Subordinated Notes in December 2003, and to a €1.7 million non-cash gain on an interest rate swap related to our 12% Senior Notes.

Foreign Exchange Gain

        Foreign exchange gain decreased €1.5 million from €2.3 million for the three months ended March 31, 2003 to €0.8 million for the three months ended March 31, 2004. The decrease in foreign exchange gain is mainly due to the absence of gains on our 7% Convertible Subordinated Notes, which we redeemed in December 2003.

Investment Gain

        In the three months ended March 31, 2003 we recorded a gain of €0.3 million on the sale of our equity interest in TV Hordaland in Norway. We recorded no investment gains for the three months ended March 31, 2004.

Gain on Extinguishment of Debt

        In the three months ended March 31, 2003 we recorded a gain of €0.1 million realized on the extinguishment of $5 million face value of our 7% Convertible Subordinated Notes. We recorded no gain on extinguishment of debt for the three months ended March 31, 2004.

Other Expenses, Net

        Other expenses, net, were unchanged at €0.5 million for the three months ended March 31, 2003 and 2004.

Income Taxes

        Income taxes were unchanged at €0.3 million for the three months ended March 31, 2003 and 2004.

Net Loss

        As a result of the foregoing, our net loss decreased €4.8 million from a loss of €8.7 million for the three months ended March 31, 2003 to a loss of €3.9 million for the three months ended March 31, 2004.

Cash Flow

        Cash used in operations was €11.4 million for the three months ended March 31, 2004, compared to cash used in operations of €0.8 million for the three months ended March 31, 2003. The increase was primarily due to timing differences related to settlement of accounts payable and accruals.

        Cash used in investing activities was €2.6 million for the three months ended March 31, 2004, compared to €4.0 million for the three months ended March 31, 2003. The decrease was due to a reduction in capital expenditures in 2004 compared to 2003.

        Cash provided by financing activities was €1.8 million for the three months ended March 31, 2004, compared to cash used in financing activities of €7.5 million for the three months ended March 31, 2003. The change mainly reflects the proceeds of €1.8 million from stock options exercised in the three months ended March 31, 2004 compared to the acquisition and redemption of $5.0 million of the 7% Convertible Subordinated Notes and scheduled debt repayments in the three months ended March 31, 2003.

Station Operating Cash Flow

        "Station operating cash flow" is defined as operating income (loss) plus corporate expenses, non-cash compensation, depreciation and amortization expenses. We believe that station operating cash flow is a metric accepted by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow is not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Station operating cash flow is not, and should not be used as, an indicator of or an alternative to operating income (loss), net income (loss), or cash flow from operations as reflected in our consolidated financial statements and is not a measure of financial performance under US GAAP.

        The following table reconciles operating loss to station operating cash flow:

	Three months ended March 31,
	2003	2004
Operating loss	€(6,251)	€(2,522)
Add: Corporate expenses	3,099	3,437
Non-cash compensation	—	794
Depreciation	3,685	3,133
Amortization	2,050	3,208

Station operating cash flow	€2,583	€8,050

        Station operating cash flow increased €5.4 million from €2.6 million for the three months ended March 31, 2003 to €8.0 million for the three months ended March 31, 2004. The increase was primarily attributable to station operating cash flow at our print operations of €3.6 million, and increased station operating cash flow at our Television operations of €4.5 million. The increase at our Television operations was mainly attributable to improvements at VT4 and our Hungarian Television operations of €2.2 million and €2.1 million, respectively. Our Radio operations had decreased station operating cash flow of €2.7 million.

Disclosure required by the Indenture

	Twelve months ended March 31, 2003	Twelve months ended March 31, 2004
Restricted Group adjusted EBITDA(1) (2)	€54,545	€83,196
Unrestricted Group adjusted EBITDA(1) (2)	(12,478)	(5,016)
Consolidated adjusted EBITDA(1)	€42,067	€ 78,180

(1)
Adjusted EBITDA represents operating income before depreciation and amortization expenses and non-cash compensation. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Because not all companies calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(2)
Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our Unrestricted Subsidiaries (as defined in the indenture for our 12% Senior Notes, dated as of June 14, 2001, and as amended July 13, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our Restricted Subsidiaries (as defined in the indenture) that are consolidated and thus excludes the unconsolidated subsidiary Ameron Srl. (prima TV in Romania).

(3)
The following table reconciles operating income (loss) to Adjusted EBITDA:

	Three months ended March 31,		Twelve months ended March 31,
	2003	2004	2003	2004
Operating income (loss)	€(6,251)	€(2,522)	€ 17,555	€46,934
Add: Non-cash compensation	—	794	1,352	5,760
Depreciation	3,685	3,133	15,822	14,568
Amortization	2,050	3,208	7,338	10,918

Consolidated Adjusted EBITDA	€ (516)	€ 4,613	€ 42,067	€ 78,180

Forward-Looking Statements

        Some of the statements in this press release are forward-looking, including, without limitation: the statement that with a strong balance sheet and an improving advertising environment we are on track to record significant increases in station operating cash flow and operating income for the year. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting, and publishing industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

        It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations and/or services; the effects of technological changes in broadcasting technology; and, our success at managing the risks that arise from these factors.

        All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

Conference Call

        The Company will host a teleconference to discuss its results on Thursday, May 6, 2004 at 10:00 (New York Time) and 16:00 (Luxembourg Time). To access the teleconference, please dial 973-582-2700 ten minutes prior to the start time. The teleconference will also be available via live web-cast on the Company's Web site, located at www.sbsbroadcasting.com. If you cannot listen to the teleconference at its scheduled time, there will be a replay available through May 13, 2004, that can be accessed by dialing 877-519-4471 or 973-341-3080, pass-code 4709208. The web-cast will be archived on the Company's Web site for two weeks.

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania, and Sweden. In addition, SBS has publishing operations in The Netherlands.

        For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Nick Laudico/Michael Smargiassi Brainerd Communicators, Inc. Tel: +1 212 986 6667 smarg@braincomm.com	Jeff Pryor Pryor Associates Tel: +1 818 382 2233 jeff@pryorpr.com	Catriona Cockburn Citigate Dewe Rogerson Tel: +1 44 207 282 2924 catriona.cockburn@citigatedr.co.uk

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands of euro, except share and per share data)

	Three months ended March 31,
	2003	2004
Net revenue	€115,650	€140,674
Operating expenses:
Station operating expenses	90,473	104,135
Selling, general and administrative expenses	22,594	28,489
Corporate expenses	3,099	3,437
Non-cash compensation	—	794
Depreciation	3,685	3,133
Amortization	2,050	3,208

Total operating expenses	121,901	143,196

Operating loss	(6,251)	(2,522)
Equity in income (loss) from unconsolidated subsidiaries	455	(576)
Interest income	139	1,072
Interest expense	(6,044)	(2,969)
Foreign exchange gain	2,340	775
Investment gain	290	—
Gain on extinguishments of debt	109	—
Other expense, net	(467)	(547)

Loss before income taxes and minority interest	(9,429)	(4,767)
Income taxes	(298)	(251)

Loss before minority interest	(9,727)	(5,018)
Minority interest in losses, net	1,070	1,112

Net loss	€ (8,657)	€ (3,906)

Net loss per common share (basic and diluted)	€ (0.30)	€ (0.13)

Weighted average common shares (thousands)	28,612	31,075

SBS BROADCASTING SA
CONSOLIDATED BALANCE SHEETS
(in thousands of euro)

	December 31, 2003	March 31, 2004
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€245,836	€233,161
Short-term investments	528	528
Accounts receivable trade, net of allowance for doubtful accounts of €5,268 (€4,990 in 2003)	95,533	85,346
Accounts receivable, affiliates	1,404	1,832
Restricted cash and cash in escrow	1,853	1,792
Program rights inventory, current	102,880	106,183
Other current assets	18,149	19,994

Total current assets	466,183	448,836
Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,581	34,526
Goodwill	149,480	149,907
Other intangible assets, net of accumulated amortization	73,517	71,375
Program rights inventory, non-current	65,079	61,485
Deferred financing cost, net of accumulated amortization	4,447	4,198
Investments in and advances to unconsolidated subsidiaries	3,791	3,449
Other assets	1,200	1,226

Total assets	€799,278	€775,002

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€34,537	€34,426
Accrued expenses	65,459	57,475
Program rights payable, current	58,921	54,659
Income taxes payable	4,378	4,277
Current portion of long-term debt	3,328	3,423
Deferred income, current	41,862	38,162
Other current liabilities	20,031	33,322

Total current liabilities	228,516	225,744
Program rights payable, non-current	31,190	32,416
12% senior notes due 2008	134,700	134,700
Other long-term debt	8,909	9,086
Deferred tax, non-current	27,440	27,102
Other non-current liabilities	29,405	9,525
Minority interest	61,051	59,462
Shareholders' equity:
Common Shares (authorized 75,000,000 issued 31,136,833 (31,016,834 in 2003) at par value €2.00)	62,034	62,274
Additional paid-in capital	669,835	672,512
Accumulated deficit	(444,749)	(448,655)
Unearned compensation	(1,499)	(1,730)
Treasury shares (997 common shares)	(28)	(28)
Accumulated other comprehensive loss ss)	(7,526)	(7,406)

Total shareholders' equity	278,067	276,967

Total liabilities and shareholders' equity	€799,278	€775,002

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands of euro)

	Three months ended March 31,
	2003	2004
Cash flows from operating activities:
Net loss	€(8,657)	€(3,906)
Adjustments to reconcile net loss to net cash used in operating activities:
Revenue recorded in exchange for equity investments	—	(703)
Non-cash compensation	—	794
Depreciation and amortization	5,735	6,341
Equity in (gain) loss from unconsolidated subsidiaries	(455)	576
Non-cash interest expense (income)	368	(1,966)
Foreign exchange gain on long-term debt	(2,110)	(183)
Gain on extinguishments of debt	(109)	—
Minority interest in losses	(1,070)	(1,112)
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	518	10,484
Program rights inventory, net	104	(2,124)
Other current assets	(3,036)	826
Other non-current assets	(624)	(43)
Accounts payable and accrued expenses	5,361	(17,117)
Deferred income	3,073	(3,055)
Other liabilities	73	(223)

Cash used in operating activities	(829)	(11,411)

Cash capital expenditures	(3,956)	(2,645)

Cash flows from investing activities:
Cash used in investing activities	(3,956)	(2,645)

Cash flows from financing activities:
Net change in short-term borrowings	(1,575)	—
Proceeds from issuance of common shares	—	1,893
Net change in restricted cash and cash in escrow	(323)	56
Payment of long-term debt	(5,516)	(135)
Payment of capital lease obligation	(130)	—

Cash provided by (used in) financing activities	(7,544)	1,814

Effect of exchange rate changes on cash and cash equivalents	(2,102)	(433)
Net change in cash and cash equivalents	(14,431)	(12,675)
Cash and cash equivalents, beginning of period	67,040	245,836

Cash and cash equivalents, end of period	€52,609	€233,161

SBS BROADCASTING SA
OPERATING RESULTS BY SEGMENT (UNAUDITED)
(in thousands of euro)

	Three months ended March 31,
	2003	2004
Television segment
Net revenue:
TV Norge (in Norway)	€12,099	€11,256
Kanal 5 (in Sweden)	19,186	20,148
TV Danmark and Kanal 5 (in Denmark)	9,605	9,721
VT4 (in Belgium)	10,997	13,990
SBS6, NET5 and Veronica (in the Netherlands)	39,618	41,913
TV2 (in Hungary)	15,111	16,559
Other	435	765

Total net revenue	107,051	114,352

Station operating expenses	86,733	88,779
Selling, general and administrative expenses	18,624	19,335
Depreciation and amortization	5,036	3,874

Total operating expenses	110,393	111,988

Income (loss) from segment	€(3,342)	€2,364

Radio segment
Net revenue:
Denmark	€2,968	€2,658
Sweden	1,727	3,259
Norway	—	1,806
Finland	3,212	2,925
Greece	692	1,033

Total net revenue	8,599	11,681

Station operating expenses	3,740	6,627
Selling, general and administrative expenses	3,970	6,838
Depreciation and amortization	699	1,439

Total operating expenses	8,409	14,904

Income (loss) from segment	€190	€(3,223)

Print segment
Net revenue:	—	14,641
Station operating expenses	—	8,729
Selling, general and administrative expenses	—	2,316
Depreciation and amortization	—	1,028

Total operating expenses	—	12,073

Income from segment	—	2,568

Consolidated
Net revenue:	€115,650	€140,674

Loss from operating segments	(3,152)	1,709
Corporate expenses	(3,099)	(3,437)
Non-cash compensation	—	(794)

Operating loss	€(6,251)	€(2,522)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2004
SBS BROADCASTING S.A.
	By:	/s/ Markus Tellenbach
	Name:	Markus Tellenbach
	Title:	President and Chief Executive Officer

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SBS BROADCASTING SA REPORTS FIRST QUARTER 2004 RESULTS
Net Revenues up by 22% Station Operating Cash Flow improved by 212% Adjusted EBITDA improved 10-fold
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (in thousands of euro, except share and per share data)
SBS BROADCASTING SA CONSOLIDATED BALANCE SHEETS (in thousands of euro)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (in thousands of euro)
SBS BROADCASTING SA OPERATING RESULTS BY SEGMENT (UNAUDITED) (in thousands of euro)
SIGNATURES